Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)
The following table sets forth, for each of the periods presented, our ratio of earnings to fixed charges and our coverage deficiency. You should read this table in conjunction with the financial statements and notes incorporated by reference in this prospectus.

	2017	2016	2015	2014	2013
Numerator: Earnings
Pre-tax income (loss)	$95,339	$(50,720)	$24,603	$(31,699)	$(6,056)
Fixed charges(1)	964	150	460	1,277	1,758
Total Earnings	96,303	(50,570)	25,063	(30,422)	(4,298)

Denominator: Fixed Charges
Interest expense	648	—	235	1,052	1,565
Amortized discounts related to indebtedness	167	—	74	98	97
Interest expense within rental expense	149	150	151	127	96
Total Fixed Charges	$964	$150	$460	$1,277	$1,758

Ratio of earnings to fixed charges(2)	99.9	N/A	54.5	N/A	N/A

(1)
Comprised of interest expense associated with the Company’s debt facilities and an estimate of the interest expense within rental expense (estimated as thirteen percent of total rent expense), which is a reasonable approximation of the interest factor.

(2)
We did not record earnings for the years ended December 31, 2016, 2014 and 2013. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges for such periods.